

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Richard G. Stewart, Jr.
President and Chairman
WeSave, Inc.
24254 Main Street
Newhall, CA 91321

> **Re: WeSave, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed July 31, 2023**
> **File No. 024-12085**

Dear Richard G. Stewart, Jr.:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution, page 17

1. We note your disclosure regarding the Preferred Dividend and Preferred Dividend Allocation. Please expand your disclosure to clarify here whether distributable revenues would accrue during this period such that any amounts distributed to investors would include any amounts accrued during such period, including the interest earned from the account.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: J. Martin Tate